Mail Stop 6010

August 4, 2008

Christy Young Shue
Harbin Electric, Inc.
20 Ramblewood Road
Shoreham, NY 11786

> **Re:** **Harbin Electric, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 24, 2008**
> **File No. 333-152499**

Dear Ms. Shue:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 Eligibility

We note that your Form 10-KSB for the fiscal year ended December 31, 2007 did not include management's report on internal control over financial reporting. Because this report was not included, the filing is materially deficient. Although a subsequent amendment to a materially deficient Form 10-KSB to include the report may result in a registrant becoming *current* in its filing obligations, it is still not *timely*, as required by General Instruction I.A.3 (b) to Form S-3.   As a result, you are not eligible to use Form S-3. See Compliance and Disclosure Interpretation 115.02, available at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please withdraw the
Form S-3, or amend it on a registration statement form for which you are eligible.

As appropriate, please amend your registration statement in response to this
comment. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3805 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP